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                                                                    EXHIBIT 99.1






                              OLICOM A/S ANNOUNCES
              EXTENSION OF OFFER TO PURCHASE ALL COMMON SHARES HELD
             BY HOLDERS OF 1,000 OR FEWER SHARES FOR US$1.10 IN CASH

                 OFFER DIRECTED AT HOLDERS IN THE UNITED STATES


COPENHAGEN, DENMARK - July 1, 2002 -- Olicom A/S (OTCBB: OLCMF) today announced that it is extending to 5:00 p.m., New York City time on July 26, 2002, its offer to acquire all common shares held by holders of 1,000 or fewer shares for US$1.10 in cash.

            Olicom commenced the offer to purchase on May 22, 2002. The offer is to purchase all, but not less than all, shares held by holders of 1,000 or fewer shares. The offer is not being made to shareholders of Olicom who hold their shares through the Danish Securities Centre or whose shares are deposited outside of the United States.

            The offer represents a premium of 22% over the closing sale price of Olicom common shares as quoted by the OTC Bulletin Board on June 28, 2002 (US$0.90). The last sale price for the shares as quoted by the Copenhagen Stock Exchange on June 28, 2002 was DKK 7.10 (which converts into US$0.95 based on the exchange rate of the Danish Central Bank in effect for converting Danish kroner into US dollars on such date).

         A purpose of the offer is to reduce the number of shareholders of Olicom resident in the United States. At such time as the number of holders of common shares resident in the United States decreases to less than 300, Olicom anticipates that it will terminate the registration of its shares under United States securities laws, which in turn will result in the shares ceasing to be quoted on the OTC Bulletin Board. As of the close of business on June 28, 2002, Olicom had received tenders of an aggregate of approximately 156,200 common shares from approximately 515 shareholders, and notified the depositary that it has accepted the tender of all such shares.

         Shareholders of record can tender their shares by completing and mailing the Letter of Transmittal, along with any other required documents, to the depositary, American Stock Transfer & Trust Company. Where shares are held in "street name," shareholders must contact the appropriate broker, dealer, commercial bank, trust company or other nominee in order to tender their shares.

         If shareholders are unable to locate their shares, or have any other questions about the tender process, they should immediately contact MacKenzie Partners, the information agent for the offer, at (800) 322-2885.

IMPORTANT INFORMATION

Olicom has commenced an offer to purchase all common shares held by holders of 1,000 or fewer shares for US$1.10 per share in cash, net to the seller in cash, without interest. The offer is not being made to shareholders of Olicom who hold their shares through the Danish Securities Centre or whose shares are deposited outside of the United States. The offer currently is scheduled to expire at 5:00 p.m., New York City time, on Friday, July 26, 2002. Olicom may further extend the offer, as described in the Offer to Purchase. If the offer is further extended, Olicom will notify the depositary for the offer and issue a press release announcing the extension on or before 9:00 a.m., New York City time, on the next business day following the date on which the offer was scheduled to expire. Olicom reserves the right to extend or amend the offer at any time and from time to time, and to terminate the offer at any time. The complete terms and conditions of the offer are contained in the Offer to Purchase included in the offer materials previously filed by Olicom with the U.S. Securities and Exchange Commission ("SEC"). Investors and security holders may obtain a free copy of the offer materials filed by Olicom with the SEC at the SEC's website at http://www.sec.gov. The offer materials may also be obtained by contacting MacKenzie Partners, Inc., the information agent for the offer, at (800) 322-2885 (toll free) or at (212) 929-5500 (collect) or by email to: proxy@mackenziepartners.com.



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THIS PRESS RELEASE IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN
OFFER TO SELL SECURITIES. THE OFFER WILL BE MADE ONLY THROUGH AN OFFER TO PURCHASE AND RELATED LETTER OF TRANSMITTAL. INVESTORS AND SECURITY HOLDERS ARE STRONGLY ADVISED TO READ THE OFFER TO PURCHASE REFERRED TO IN THIS PRESS RELEASE, BECAUSE IT CONTAINS IMPORTANT INFORMATION.

FORWARD-LOOKING STATEMENTS

This Press Release contains statements that constitute "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. The United States Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking information to encourage companies to provide prospective information about themselves without fear of litigation so long as the information is identified as forward looking and is accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those projected in the information. The words "anticipate", "believe", "should", "could" and "may"(or the negatives of such terms) and other similar expressions are used in connection with forward-looking statements. These forward-looking statements are based on information currently available to Olicom and are subject to a number of risks, uncertainties and other factors that could cause Olicom's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. There can be no assurance that forward-looking statements will approximate actual experience. Olicom disclaims any obligation to update forward-looking statements to reflect future events or revised expectations.

ABOUT OLICOM

Olicom initiates or participates in the development of new products and services that leverage leading-edge communications technologies, primarily with a focus on satisfying the needs of mobile data communication users. Business opportunities are identified both through Olicom's internal research and through the solicitation of ventures with start-up companies, which are offered seed and venture financing and access to Olicom's established business network and infrastructure. More information about Olicom is available from its SEC filings or by contacting Olicom directly. Information is also available on Olicom's Web site at www.olicom.com.

CONTACTS

Boje Rinhart
President and Chief Executive Officer
Tel:  +45 45 270000

MacKenzie Partners Inc.
Lex Flesher
(212) 929-5500
(800) 322-2885

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